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                 ADDENDUM DATED FEBRUARY 28, 2001 TO PROSPECTUS
            SUPPLEMENT OF NORTHEAST UTILITIES DATED FEBRUARY 23, 2001


         On February 28, 2001, the Board of Trustees of Northeast Utilities (the "Company") requested by letter that Consolidated Edison, Inc. ("Con Edison") provide reasonable assurances in writing that it intends to comply with the terms of the merger agreement between the two companies, which assurances Con Edison has failed to give despite several requests in the past two weeks. The Company in particular is seeking assurances that Con Edison will consummate the merger at the price set forth in the agreement promptly following the receipt of the last required regulatory approval, which is expected by mid-March. The Company stated that if Con Edison does not provide this assurance by 9 A. M. EST March 2, 2001, then the Company would treat this failure as a breach of the merger agreement and pursue its available legal remedies.